February 13, 2006

Via U.S. Mail

John S. Fiore
President and Chief Executive Officer
Synergy Financial Group, Inc.
310 North Avenue East
P.O. Box 130
Cranford, NJ  07016-0130

      RE:	Synergy Financial Group, Inc.
Amendment No. 1  to Proxy Statement on Schedule 14A
Filed February 3, 2006
      File No. 000-50467

Dear Mr. Fiore:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General, page 2
1. You indicate that PL Capital`s "primary complaint is that it is disappointed with the frequency and amount of the Company`s stock buybacks." You further indicate that the Company has supported a strategy of buybacks and, therefore, the Board of Directors "sees no valid reason to either expand its size or remove those individuals..." Based upon the Company`s recent buybacks of stock it would appear that this statement is accurate, however, isn`t PL Capital`s complaint that they would like to see the Company increase the amount of those buybacks? If so, your response to their complaint appears to be incomplete as you have not addressed this aspect of their complaint. Please revise.

Why you should support your company`s nominees, page 3
2. In the first paragraph of this discussion you indicate that you "believe that the hand-picked nominees of the PL Capital Group may express a preference in favor of any proposal submitted by current or former members of the PL Capital Group." In doing so, you imply that such nominees may not adhere to the fiduciary duties they owe to your shareholders. Please revise this statement to remove this implication.
3. On a supplemental basis, support the statements you make with regard to the company`s stock appreciation. Where the support for your calculations appears in other documents, such as the company`s
Form 10-Q or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

Voting Securities and Principal Holders Thereof, page 4
Voting of Shares by the Synergy Financial Group, Inc. Employee
Stock
Ownership Plan, page 5
4. We note your response and revisions relating to prior comment
7.
Please also revise this discussion to address the number of shares in
the ESOP that are unallocated and, therefore, will be voted by the ESOP Trustees. Further, elaborate upon who constitutes the members of the ESOP Plan Committee so that it is clear who directs the
trustees in voting these shares.   If they constitute members of
the
Board and, therefore, intend to vote these shares in favor of the Company`s proposals, please state this.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3264. You may also reach me via facsimile at (202) 772-9203.

							Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions

cc via facsimile at (202) 434-4661:

John J. Spidi, Esq.
Malizia Spidi & Fisch, PC

Synergy Financial Group, Inc.
February 13, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE